Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto completes acquisition of BHP Billiton’s interests in

Richards Bay Minerals

07 September 2012

Rio Tinto has doubled its holding in Richards Bay Minerals (RBM) following the completion of its acquisition of BHP Billiton’s entire interests. The purchase price paid by Rio Tinto on completion was $1.7 billion.

The acquisition price was $1.9 billion before contractual adjustments for cash payments made by RBM to BHP Billiton since the effective transaction date of 1 February 2012. This price includes $0.6 billion for BHP Billiton’s 37 per cent equity interest in RBM, $1.0 billion for a 50 per cent interest in outstanding RBM shareholder financing arrangements, and $0.3 billion for a royalty stream.

The acquisition was triggered on 1 February 2012 by BHP Billiton exercising a put option agreed with Rio Tinto as part of RBM’s restructuring in 2009. The price was determined through a previously agreed expert valuation process.

Rio Tinto Diamonds & Minerals Chief executive Alan Davies said “Doubling our stake in this tier one asset further strengthens Rio Tinto’s titanium dioxide portfolio at a time when the long-term outlook remains robust. Demand for feedstocks is expected to grow strongly, needing the equivalent of a new operation the size of RBM to be built every two and a half years.”

RBM is a South African mineral sands mining and processing operation located in Kwa- Zulu Natal.  It is one of the world’s lowest cost producers and has mineral resources to support 20 years of production. Rio Tinto manages the RBM business and markets all of its products.

In 2011, RBM produced 14 per cent share of global titanium dioxide feedstock sales and

18 per cent share of global zircon sales. RBM’s revenues for 2011 were $1.2 billion, with

41 per cent generated from the sale of feedstocks. Rio Tinto continues to replace legacy titanium dioxide feedstock contracts, increasing exposure to more favourable market prices.

The remaining 26 per cent of RBM is owned by a consortium of local communities and businesses (24 per cent) and RBM employees (two per cent), in line with South Africa’s Broad-Based Black Economic Empowerment legislation.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
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Christina Mills	David Ovington
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Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media